MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

	June 30, 2007 (unaudited)	December 31 2006 (audited)
ASSETS	(in thousands of Canadian dollars)
Current assets
Cash	$36,739	$64,959
Accounts receivable	34,461	30,465
Inventories (note 2)	81,166	74,990
Prepaid expenses	13,717	8,380
Income taxes recoverable	3,800	—
Future income taxes	1,122	1,177
	171,005	179,971
Property, plant and equipment	142,760	146,330
Other assets	71,791	74,726
	$385,556	$401,027

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$33,800	$45,000
Income taxes payable	—	4,870
Current portion of long-term debt (note 3)	602	474
	34,402	50,344

Long-term debt (note 3)	219,664	236,296
Other obligations	7,150	4,557
Future income taxes	23,999	20,799
	285,215	311,996

Shareholder’s equity
Share capital	—	—
Retained earnings	100,341	89,031
	$385,556	$401,027

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(in thousands of Canadian dollars)
Revenue	$88,869	$85,705	$164,531	$164,044

Cost of products sold	60,621	56,255	111,818	109,589
Freight and other distribution costs	16,837	14,992	32,245	28,783
Lumber export taxes	1,402	—	2,800	—
Countervailing and anti-dumping duties	—	1,361	—	2,906
Depreciation and amortization	4,999	4,504	10,295	8,891
General and administration	3,487	3,070	6,701	6,704
Operating earnings	1,523	5,523	672	7,171
Financing expenses - net (note 4)	(4,290)	(4,416)	(8,607)	8,674
Unrealized exchange gain on long-term debt	16,948	9,329	19,000	10,127
Other income (expense) (note 5)	(3,271)	29,574	(300)	29,607
Earnings before income taxes	10,910	40,010	10,765	38,231
Income tax expense (recovery)	(85)	6,283	(545)	5,690
Net earnings	$10,995	$33,727	$11,310	$32,541

STATEMENTS OF RETAINED EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

(unaudited)

	2007	2006
	(in thousands of Canadian dollars)
Retained earnings - beginning of period	$89,031	$44,405
Net earnings	11,310	32,541
Retained earnings - end of period	$100,341	$76,946

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
Net earnings	$10,995	$33,727	$11,310	$32,541
Items not affecting cash:
Future income tax expense	3,415	6,388	3,255	5,690
Reforestation expense	1,938	1,477	3,842	2,960
Depreciation and amortization	4,999	4,504	10,295	8,891
Fair value adjustment of loan	—	—	2,354	—
Amortization of deferred financing charges	169	169	339	339
Unrealized foreign exchange (gain) on long-term debt	(16,948)	(9,329)	(19,000)	(10,127)
Gain on sale of power purchase rights	—	(32,666)	—	(32,666)
Other	1,170	15	80	112
	3,398	4,285	7,607	7,740
Reforestation expenditures	(2,093)	(1,816)	(2,599)	(2,124)
	1,305	2,469	5,008	5,616

Changes in non-cash components of working capital
Accounts receivable	800	10,228	(3,996)	929
Inventories	26,071	22,093	(4,925)	(10,904)
Prepaid expenses	(2,697)	(2,179)	(5,158)	834
Accounts payable and accrued liabilities	(19,018)	(21,524)	(11,200)	(16,242)
Income taxes	(3,500)	—	(8,670)	—
	1,656	8,618	(33,949)	(25,383)
	2,961	11,087	(28,941)	(19,767)
Investing activities
Additions to property, plant and equipment	(2,020)	(3,866)	(4,234)	(7,564)
Proceeds on disposal of property, plant and equipment	5	8	136	10
(Increase) decrease in other assets	—	25	31	25
	(2,015)	(3,833)	(4,129)	(7,529)

Financing activities
Advances of long-term debt	—	—	5,080	—
Long-term debt repayments	(117)	(70)	(230)	(70)
	(117)	(70)	(4,850)	(70)

Increase (decrease) in cash	829	7,184	(28,220)	(27,336)
Cash - beginning of period	35,910	9,109	64,959	43,659

Cash - end of period	$36,739	$16,293	$36,739	$16,293

Supplemental cash flow information

Interest paid	$8,632	$8,259	$9,069	$8,259

Income taxes paid	$—	$—	$5,081	$—

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006
	(in thousands of Canadian dollars)
Product segment

Lumber
Revenue	$29,777	$34,673	$56,978	$68,176
Cost of products sold	25,922	26,576	51,848	52,687
Freight and other distribution costs	2,832	3,179	5,602	6,628
Lumber export taxes	1,402	—	2,800	—
Depreciation and amortization	1,969	1,823	4,242	3,988
Countervailing and anti-dumping duties	—	1,361	—	2,906
Operating earnings	$(2,348)	$1,734	$(7,514)	$1,967

Pulp
Revenue	$58,524	$49,461	$105,625	$92,530
Cost of products sold	34,654	29,679	59,925	56,902
Freight and other distribution costs	14,005	11,813	26,643	22,155
Depreciation and amortization	2,560	2,207	5,106	3,961
Operating earnings	$7,305	$5,762	13,951	$9,512

Corporate and other
Revenue	$568	$1571	$1,928	$3,338
Cost of products sold	$45	$—	$45	$—
General and administration	3,487	3,070	6,701	6,704
Depreciation and amortization	470	474	947	942
Operating loss	$(3,434)	$(1,973)	$(5,765)	$(4,308)

Total
Revenue	$88,869	$85,705	$164,531	$164,044
Cost of products sold and administration	64,108	59,325	118,519	116,293
Freight and other distribution costs	16,837	14,992	32,245	28,783
Lumber export taxes	1,402	—	2,800	—
Depreciation and amortization	4,999	4,504	10,295	8,891
Countervailing and anti-dumping duties	—	1,361	—	2,906
Operating earnings	$1,523	$5,523	$672	$7,171

Shipments by business segment

Lumber (millions of board feet)	99.6	92.9	188.1	178.4

Pulp (thousands of tonnes)	92.4	85.0	164.0	163.3

	June 30, 2007	December 31, 2007
Identifiable assets
Lumber	$160,930	$149,601
Pulp	169,691	172,486
Corporate and other	54,935	78,940
	$385,556	$401,027

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2006. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2.	INVENTORIES

	June 30, 2007	December 31 2006

Logs	$31,635	$23,122
Pulp	20,815	25,969
Lumber	16,682	14,113
Operating and maintenance supplies	12,034	11,786
	$81,166	$74,990

3.	LONG-TERM DEBT

	June 30, 2007	December 31 2006

Unsecured senior notes - US $190,000	$202,426	$221,426
Power purchase rights loan	$15,114	15,344
Power purchase rights loan #2	2,726	—
	$220,266	236,770
less: Current portion	602	474
	$219,664	$236,296

In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company borrowed $15.6 million to acquire additional power purchase rights. The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(unaudited)

3.	LONG-TERM DEBT - continued

In 2007, the Company borrowed a further $5.1 million in connection with the power purchase rights transactions that took place in 2006. The loan is non-interest bearing and is repayable in equal annual payments of $367 thousand from February 23, 2008 to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75% resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million is included in other income.

Security for the power purchase rights loans consist of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the power purchase rights falls below the amount of the loans outstanding, plus a predetermined amount. As at June 30, 2007, a letter of credit was not required

4.	FINANCING EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Interest on long term debt	$4,282	$4,044	$8,981	$8,309
Other interest and bank charges	258	347	417	458
Amortization of deferred financing costs	169	169	339	339
Interest income	(419)	(144)	(1,130)	(432)
	$4,290	$4,416	$8,607	$8,674

5.	OTHER INCOME (EXPENSE)

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Gain (loss) on sale of property, plant and equipment	$121	$44	$(10)	$54
Other exchange (loss)	(3,392)	(1,348)	(2,644)	(1,325)
Gain on sale of power purchase rights	—	32,666	—	32,666
Provision for loss on Meadow Lake receivable	—	(1,788)	—	(1,788)
Fair value adjustment of power purchase rights loan #2 (note 3)	—	—	2,354	—
	$(3,271)	$29,574	$(300)	$29,607

6.	FINANCIAL INSTRUMENTS

Foreign Currency Risk

The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company issued long-term debt in U.S. dollars and enters into forward exchange contracts to sell U.S. dollars. The Company does not hold or issue foreign currency financial contracts for trading purposes. Realized gains or losses on expired contracts are included in revenue in the same period as the foreign currency denominated revenue is recorded. Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expense). At June 30, 2007, the Company had outstanding forward contracts of $6 million U.S. and recorded an unrealized gain of $657 thousand on these contracts.

Commodity Price Risk

From time to time the Company enters into forward contracts for both lumber and pulp to reduce commodity price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially but may, at the Company's discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at time of settlement or delivery. Contracts outstanding at the end of the period are recorded at fair value and any unrealized gains or losses are included in other income (expenses). At June 30, 2007, the Company had outstanding forward contracts of $19.1 million U.S. and recorded an unrealized loss of $853 thousand on these contracts.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(unaudited)

7.	SUBSEQUENT EVENT

Effective July 31, 2007, the Company purchased the operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta for total cash consideration of approximately $22 million. The assets purchased include log inventory, buildings, lumber manufacturing equipment, mobile equipment and coniferous timber quotas. The transaction will be accounted for as a purchase in the third quarter of 2007.

8.	RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

These new standards will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting these standards.

Section 1530: Comprehensive Income

This Section describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a corporation's net assets that results from transactions, events or circumstances from sources other than the corporation's shareholders. It includes items that would not normally be included in net earnings, such as:
-	changes in the currency translation adjustment relating to self-sustaining foreign operations;
-	unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income. Adopting these Sections will require the Company to start reporting the following items in the financial statements:
-	comprehensive income and its components;
-	accumulated other comprehensive income and its components.

Section 1535: Capital Disclosures

This new standard establishes new disclosure requirements concerning capital such as: qualitative information about the Company's objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(unaudited)

8.	RECENT ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED - continued

Section 3031: Inventories

This standard introduces changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last in first out method, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

Section 3855: Financial Instruments - Recognition and Measurement

This Section describes the standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. This section requires that:
i)	all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity;
ii)	all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes.
Other financial liabilities are measured at their carrying value;
iii)	all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Section 3862: Financial Instruments - Disclosures and Section 3863: Financial Instruments - Presentation

These new standards revise and enhance disclosure requirements for financial instruments, and carry forward unchanged the presentation requirements.

Section 3865: Hedges

This Section requires that:
In a fair value hedge, hedging derivatives must be carried at fair value, with changes in fair value recognized in the consolidated statement of earnings. The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in consolidated earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet. In a cash flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of earnings in the periods in which results must be affected by the cash flows of the hedged item. Similarly, any hedge ineffectiveness must be recorded in the consolidated statement of earnings in income from treasury and financial market operations.